January 28, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Harry Winston Diamond Corporation
Form 40-F for Fiscal Year Ended January 31, 2012
Filed April 24, 2012
File No. 001-33838

Dear Ms. Jenkins:

We have received your letter dated January 24, 2013 and are in the process of reviewing and responding to your comments.

We note that you have requested a response within 10 business days, or February 7, 2013. Harry Winston is currently in the midst of two major transactions, the acquisition of the Ekati Diamond Mine (announced on November 13, 2012) and the sale of its luxury brand segment to Swatch (announced on January 14, 2013). As the result of these two major transactions, it would be very difficult for us to provide you with a suitable response within the 10 business day time frame and we would greatly appreciate an extension to this date. We would therefore kindly request that our response deadline be extended to February 25th.

Thank you very much in advance for your consideration.

Sincerely,

Wendy Kei
Chief Financial Officer – Mining Segment